FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Sales Performance 4th Quarter/2012

Net sales revenue up 9.1%. 51 new stores opened in the period.

São Paulo, Brazil, January 11, 2013 – Grupo Pão de Açúcar [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Viavarejo S.A. [BM&FBOVESPA: VVAR3] announce its sales performance for the 4th quarter of 2012.

4Q12 RESULTS OF GRUPO PÃO DE AÇÚCAR (GPA)

In the 4Q12 gross sales revenue totaled R$ 16.4 billion, up 8.4% in comparison with 4Q11, due mainly to the outstanding performance of Assaí, Minimercado Extra and Ponto Frio banners, in addition to the stores opening increase in the last 12 months. Same-store sales were up 5.8% over the same year-ago period.

In the year, gross sales revenue totaled R$ 57.2 billion, in line with the guidance announced in April 2012. Same-store sales were up 7.0% in the year. In 2012, the Company opened 95 new stores, of which 63 are banners of GPA Food and 32 of Viavarejo.

	Gross Same-Store Sales
	Δ%		Gross Sales (R$ billion)				Net Sales (R$ billion)
	4Q12	2012	4Q12	Δ%	2012	Δ%	4Q12	Δ%	2012	Δ%

GPA Food	5.6%	6.5%	8.805	9.7%	31.097	9.4%	7.941	10.2%	28.078	9.8%
Food	7.8%	7.4%
Non-Food	-1.6%	3.6%

Viavarejo	6.0%	7.5%	7.591	6.9%	26.137	7.8%	6.643	7.8%	22.846	8.7%
Bricks & Mortar	6.2%	7.4%
Nova Pontocom	5.1%	7.9%
E-Commerce	3.1%	9.4%
Total GPA	5.8%	7.0%	16.396	8.4%	57.234	8.6%	14.584	9.1%	50.924	9.3%

BUSINESSES PERFORMANCE
GPA Food

ü Gross sales revenue was up 9.7% over 4Q11. Gross same-store sales were up 5.6% or -0.2% in real terms (i.e., as deflated by the IPCA consumer index) compared to 4Q11. It is noteworthy that the Food category increased 7.8% or 2.0% real growth.

ü Assaí and Minimercado Extra outpaced once again the Group’s same-store sales average. The Group’s expansion plan will focus on these banners.

ü The perishables and beverage segments were the main drivers for the 7.8% Food gross same-store sales increase. In Non-Food, consumer electronics sold by Extra banner presented downturn in sales due to the strong comparison base. In 4Q11, Extra was the only retailer to join the Black Friday in physical stores and this category grew 28% YoY.

ü 4Q12 faster store opening pace: 35 new stores, of which 30 Minimercado Extra, 2 Pão de Açúcar, 2 Assaí and 1 Extra Hiper. Other 16 stores are under construction.

Viavarejo

ü Gross sales revenue up 6.9% over 4Q11. On a same-store basis, gross sales increased 6.0% in 4Q12 led by Ponto Frio stores repositioning and improved product assortment, in addition to the maintenance of IPI (federal VAT) tax reduction. In real terms, considering deflation in the electronics category and inflation in the furniture and mattress categories in the last 12 months, as announced by the IBGE, real growth was 7.9%.

ü Bricks-and-mortar SSS increased 6.2%, mainly as a result of the Ponto Frio stores repositioning, that outpaced Viavarejo's sales average.

ü Stores opening intensification in the quarter, mainly in the Northeast region. The stores opening totaled 16, of which 12 Casas Bahia and 4 Ponto Frio.

ü Nova Pontocom (NPC) was up 5.1% in 4Q12 and 7.9% in the year, including the wholesale operation. Considering only e-commerce operation, there was an increase of 9.4% in 2012. It is noteworthy that this growth was achieved in a scenario of slowdown in demand and intensive promotion. Thus, as differentiation, NPC remains committed to the highest level of service and specially a diligent work towards preserving the profitability of the operation and sustainable cash generation, aligning growth with a solid business now and in the future. It is worth highlighting the two new businesses (barateiro.com.br and partiuviagens) which will help NPC's growth and future profitability.

UPCOMING DATES

4Q12 Results Release Tuesday, February 19, 2013 After market close	4Q12 Earnings Conference Call and Webcast Wednesday, February 20, 2013 11:00 a.m.(Brasilia) | 09:00 a.m. (NY) | 02:00 p.m. (London)

In line with corporate governance best practices, to ensure equity and transparency in the release of the 4Q12 results, Grupo Pão de Açúcar and Viavarejo  will observe a quiet period from February 5 to 19, 2013.

CONTACTS

Investor Relations – GPA and Viavarejo Phone: (5511) 3886-0421 Fax: (5511) 3884-2677 gpa.ri@grupopaodeacucar.com.br Website: www.gpari.com.br www.globex.com.br/ri

Media Relations – GPA
Phone: (5511) 3886-3666
imprensa@grupopaodeacucar.com.br
Media Relations - Viavarejo
Phone: (5511) 4225-9228
imprensa@casasbahia.com.br  / imprensa@viavarejo.com.br
Social Media News Room
http://imprensa.grupopaodeacucar.com.br/category/gpa/
Twitter - Press
@imprensagpa

Casa do Cliente – Customer Service Pão de Açúcar: 0800-7732732 / Extra: 0800-115060 Ponto Frio (5511) 4002-3388 / Casas Bahia: (5511) 3003-8889

The information presented is preliminary, unaudited and subject to review. It is based on consolidated figures and denominated in Reais, in accordance with Brazilian Corporate Law.

The change and growth calculations are based on the same period in the previous year, except where otherwise indicated.

The basis for calculating same-store sales is defined by the sales registered in stores that have been operating for at least 12 consecutive months and have not been closed for seven consecutive days or more in this period. Acquisitions are not included in the same-store calculation basis in the first 12 months of operation.

Grupo Pão de Açúcar adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. IPCA in the 12 months ended December 2012 was 5.84%.

About Grupo Pão de Açúcar and Viavarejo: Grupo Pão de Açúcar is Brazil’s largest retailer, with a distribution network comprising approximately 1,800 points of sale and electronic channels. The Group’s multiformat structure consists of the GPA Food and Viavarejo operations. GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood convenience stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores. GPA Food’s business is divided into Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas station). Viavarejo’s operations consist of bricks-and-mortar stores selling electronics/home appliances (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br). Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Group, projections of operating and financial results, growth potential of the Group and market and macroeconomic estimates, constitute mere forecasts and were based on beliefs, intentions and expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 11, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.